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                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                           SCHEDULE 13D
                          (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                        (Amendment No. 14)


                  ALLSTATE FINANCIAL CORPORATION
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                         (Name of Issuer)


                  Common Stock, without par value

                  (Title of Class of Securities)


                           020011 10 2
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                          (CUSIP Number)



                         Gerald F. Heupel, Jr., Esq.
                     Elias, Matz, Tiernan & Herrick L.L.P.
                                 12th Floor
                            734 15th Street, N.W.
                           Washington, D.C.  20005
                               (202)347-0300

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 (Name, Address, Telephone Number of Person Authorized to Receive Notices
                          and Communications)

                        September 30, 1998
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     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                        Page 1 of 8 Pages
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---------------------------                       ---------------------------
  CUSIP No. 020011 10 2            13D                 Page 2 of 8 Pages
---------------------------                       ---------------------------
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1  NAMES OF REPORTING PERSON
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Value Partners, Ltd.  75-2291866
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                  (b) [X]
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3  SEC USE ONLY
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4  SOURCE OF FUNDS*

   WC
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT  [ ]
   TO ITEM 2(d) OR  2(e)

   N/A
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6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Texas
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   NUMBER OF  7   SOLE VOTING POWER
    SHARES        1,134,060
  BENEFICIALLY--------------------------------------------------------------
    OWNED BY  8   SHARED VOTING POWER
     EACH         N/A
   REPORTING  --------------------------------------------------------------
    PERSON    9   SOLE DISPOSITIVE POWER
     WITH         1,134,060
              --------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER
                  N/A
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,134,060
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*   [ ]

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    38.2%
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14  TYPE OF REPORTING PERSON*

    PN
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---------------------------                       --------------------------
  CUSIP No. 020011 10 2            13D                 Page 3 of 8 Pages
---------------------------                       --------------------------
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1  NAMES OF REPORTING PERSON
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Ewing & Partners  75-2741747
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                   (b) [X]
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3  SEC USE ONLY

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4  SOURCE OF FUNDS*

   N/A
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   [ ]
   TO ITEM 2(d) OR 2(e)

   N/A
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6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Texas
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    NUMBER OF  7  SOLE VOTING POWER
     SHARES       N/A
  BENEFICIALLY--------------------------------------------------------------
    OWNED BY   8  SHARED VOTING POWER
      EACH        1,134,060
    REPORTING --------------------------------------------------------------
     PERSON    9  SOLE DISPOSITIVE POWER
      WITH        N/A
              --------------------------------------------------------------
               10 SHARED DISPOSITIVE POWER
                  1,134,060
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,134,060
----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*   [ ]

----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    38.2%
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14  TYPE OF REPORTING PERSON*

    PN
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----------------------                            --------------------------
CUSIP No. 020011 10 2            13D                   Page 4 of 8 Pages
----------------------                            --------------------------
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1  NAMES OF REPORTING PERSON
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Timothy G. Ewing
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                (b) [X]
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3  SEC USE ONLY
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4  SOURCE OF FUNDS*

   N/A
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT  [ ]
   TO ITEM 2(d) OR 2(e)

   N/A
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6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America
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   NUMBER OF  7   SOLE VOTING POWER
    SHARES        N/A
 BENEFICIALLY --------------------------------------------------------------
   OWNED BY   8   SHARED VOTING POWER
     EACH         1,134,060
   REPORTING  --------------------------------------------------------------
    PERSON    9   SOLE DISPOSITIVE POWER
     WITH         N/A
              --------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER
                  1,134,060
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,134,060
----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*   [ ]

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    38.2%
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14  TYPE OF REPORTING PERSON*

    IN
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    CUSIP No. 020011 10 2       Amendment No. 14         Page 5 of 8 Pages

    Value Partners, Ltd. ("Value Partners") hereby amends its Schedule 13D regarding the common stock, without par value (the "Common Stock"), of Allstate Financial Corporation (the "Issuer" or "Allstate") as set forth below.

    The following items are supplemented as follows:

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------
    On September 14, 1998, Value Partners purchased $2,896,000 of 10% Convertible Subordinated Notes due September 30, 2003 ("New Notes") from the Issuer. The purchase price of $2,896,000 was derived from the working capital of Value Partners. Pursuant to an exchange offer conducted by Allstate which was consummated effective as of September 30, 1998 (the "Exchange Offer"), Value Partners exchanged $1,301,000 of Convertible Subordinated Notes due September 30, 2000 ("Old Notes") for an equivalent principal amount of New Notes.

Item 4.  Purpose of Transaction
-------------------------------
    Value Partners purchased the New Notes on September 14, 1998 in order to provide a stable source of funds to the Issuer. The proceeds of the sale were used by the Issuer to redeem an equivalent principal amount of Old Notes from other holders of Old Notes who had previously elected to have Allstate repurchase their Old Notes. The Exchange Offer was conducted in order to provide those holders of Old Notes who were accredited investors an opportunity to also receive New Notes having the same terms as those issued to Value Partners.

    The New Notes have a slightly higher interest rate (10% versus 9.5% on the Old Notes), mature three years later than the Old Notes, and have a lower conversion rate into Allstate's Common Stock ($6.50 per share versus $7.50 per share). In addition, the holder(s) of at least 50% of the New Notes will be able to elect one person to the current Board of Directors.

    Based upon information provided by Allstate, Value Partners understands that a total of $1,701,000 of Old Notes were tendered for New Notes, including those tendered by Value Partners. As a result, Value Partners currently holds
$4,197,000 or 91.3% of the total $4,597,000 of New Notes.   However, no decision
has been made at this time as to whether or when Value Partners will exercise its right to add a director to the Board of Directors or as to whom such person would be.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

    (a) According to the Issuer's Report on Form 10-QSB for the quarter ended June 30, 1998, a total of 2,323,683 shares of Common Stock were issued and outstanding as of June 30, 1998.


                                  5
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CUSIP No. 020011 10 2           Amendment No. 14           Page 6 of 8 Pages

    Value Partners beneficially owns 488,368 shares of Common Stock, representing 21.0% of the issued and outstanding Common Stock, excluding shares which the Reporting Persons have a right to acquire. Value Partners has the right to acquire an additional 645,692 shares upon conversion of its New Notes. If the New Notes held by Value Partners were fully converted, Value Partners would hold 1,134,060 shares, or 38.2% of the 2,969,375 shares of Common Stock that would then be issued and outstanding.

    (b) Value Partners has the sole power to vote and dispose of the Common Stock and the New Notes beneficially owned by it. Value Partners does not share the power to vote or to direct the vote of, or the power to dispose or to direct the disposition of, the Common Stock or the New Notes owned by it. Ewing & Partners, Ewing Asset Management, L.L.C. ("EAM") and Mr. Ewing do not directly own any shares of Common Stock of the Issuer. However, Ewing & Partners, as a general partner of Value Partners, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have the shared power with Value Partners to vote or direct the vote of, and the shared power with Value Partners to dispose of or to direct the disposition of, the Common Stock and the New Notes owned by Value Partners. Mr. Ewing, as a general partner and the Managing Partner of Ewing & Partners, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have shared power with Value Partners to vote or to direct the vote of, and the shared power to dispose or to direct the disposition of, the Common Stock and the New Notes owned by Value Partners. Although EAM holds a 1% general partner interest in Ewing & Partners, EAM does not have any shared voting or dispositive power over the Common Stock and the New Notes owned by Value Partners, as Section 8 of the general partnership agreement for Ewing & Partners gives such power solely to Mr. Ewing as the Managing Partner of Ewing & Partners.

    (c) On September 14, 1998, Value Partners purchased from Allstate $2,896,000 of New Notes. Effective September 30, 1998, Value Partners exchanged $1,301,000 of Old Notes for an equivalent principal amount of New Notes.

    (d) to (e)  No change.

Item 6.  Contracts, Arrangements, Understandings or Relationships with
----------------------------------------------------------------------
Respect to Securities of the Issuer
-----------------------------------
    The Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) between themselves and any person with respect to any securities of the Issuer other than as previously disclosed in prior filings of this Schedule 13D.


                                  6
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CUSIP No. 020011 10 2           Amendment No. 14            Page 7 of 8 Pages

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

    The following are filed as exhibits to this Schedule 13D:

            Exhibit 1* Form of Amended and Restated Agreement of Limited Partnership of Value Partners dated as of October 1, 1993

            Exhibit 2* Agreement of General Partnership of Ewing & Partners (formerly known as Fisher Ewing Partners) dated as of September 1, 1991

            Exhibit 3* Amended and Restated Agreement of General Partnership of Ewing & Partners dated as of January 1, 1998

            Exhibit 4*  Joint Filing Agreement



------------------
*   Previously filed.


                                  7
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CUSIP No. 020011 10 2           Amendment No. 14           Page 8 of 8 Pages


                            SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         VALUE PARTNERS, LTD.

                         By: Ewing & Partners as General Partner



October 8 , 1998                     By:   /s/ Timothy G. Ewing
                                        -------------------------------
                                        Timothy G. Ewing
                                        General Partner


                                     EWING & PARTNERS


October 8 , 1998                     By:   /s/ Timothy G. Ewing
                                        -------------------------------
                                        Timothy G. Ewing
                                        General Partner


October 8 , 1998                           /s/ Timothy G. Ewing
                                        -------------------------------
                                        Timothy G. Ewing


                                  8
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